

Mail Stop 4546

January 17, 2017

Via E-mail
Mr. Michael Kalb
Chief Financial Officer
Amarin Corporation plc
2 Pembroke House
Upper Pembroke Street 28-32
Dublin 2, Ireland

Re: **Amarin Corporation plc**
            Form 10-K for the fiscal year ended December 31, 2015
            Filed February 25, 2016
            File No. 0-21392

Dear Mr. Kalb:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Sharon M. Blume

                                        Sharon M. Blume
                                        Accounting Branch Chief
                                        Office of Healthcare and Insurance